PUBLIC STORAGE
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARES

	For the Year Ended December 31,
	2012		2011		2010		2009		2008
	(Amounts in thousands)

Income from continuing operations	$930,161		$833,143		$688,354		$796,445		$980,560
Less: Income allocated to noncontrolling interests which do not have fixed charges	(3,505)		(11,993)		(16,561)		(17,203)		(17,668)
Equity in earnings of investments (greater) less than cash distributions from investment	(904)		(5,197)		11,536		(3,836)		23,064
Add back: interest expense	19,813		24,222		30,225		29,916		43,944
Total earnings available to cover fixed charges	$945,565		$840,175		$713,554		$805,322		$1,029,900
Total fixed charges - interest expense (including capitalized interest)	$20,210		$24,586		$30,610		$30,634		$45,942

Cumulative preferred share cash dividends	$205,241		$224,877		$232,745		$232,431		$239,721
Preferred partnership unit cash distributions	-		-		5,930		9,455		21,612
Allocations pursuant to EITF Topic D-42	61,696		35,585		8,289		(78,218)		(33,851)
Total preferred distributions	$266,937		$260,462		$246,964		$163,668		$227,482
Total combined fixed charges and preferred share income allocations	$287,147		$285,048		$277,574		$194,302		$273,424
Ratio of earnings to fixed charges	46.79	x	34.17	x	23.31	x	26.29	x	22.42	x
Ratio of earnings to fixed charges and preferred share income allocations	3.29	x	2.95	x	2.57	x	4.14	x	3.77	x